Exhibit 99.2
Royal Dutch Shell plc
Three month period ended March 31, 2009
Unaudited Condensed Interim Financial Report

Unaudited Condensed Interim Financial Report
This report contains:
(1)	A Business Review with respect to Royal Dutch Shell plc, a publicly-listed company incorporated in England and Wales and headquartered and tax resident in the Netherlands (“Royal Dutch Shell”) and its consolidated subsidiaries (collectively, with Royal Dutch Shell, the “Shell group”) for the three month period ended March 31, 2009; and

(2)	Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2009 and 2008.
In this report “Shell”, and the “Shell group” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this report refer to companies over which Royal Dutch Shell either directly or indirectly has control, through a majority of the voting rights or the right to exercise control or to obtain the majority of the benefits and be exposed to the majority of the risks. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. Joint ventures are comprised of jointly controlled entities and jointly controlled assets. In this report, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This report contains forward-looking statements concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”, “risks”, “goals”, “should” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2008 (available at www.shell.com/investor and www.sec.gov). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this report, May 6, 2009. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this report.
Please refer to the Annual Report and Form 20-F for the year ended December 31, 2008 for a description of certain important factors, risks and uncertainties that may affect the businesses of Shell.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	1

Business Review for the three month period ended March 31, 2009
Presented under IFRS (unaudited)

	Three months
	ended March 31,
	2009	2008

Income for the period	3,516	9,201
Income attributable to minority interest	28	118

Income attributable to Royal Dutch Shell plc shareholders	3,488	9,083

THREE MONTHS ENDED MARCH 31, 2009
Shell’s income for the three months ended March 31, 2009 was $3,516 million, a decrease of 62% compared to 2008 reflecting lower earnings in all segments.
Exploration & Production
Segment earnings were $1,697 million compared to $5,143 million a year ago. Earnings in the first quarter of 2009 included a net gain of $345 million reflecting gains from divestments of $65 million, tax credits of $235 million and a gain of $96 million related to the mark-to-market valuation of certain UK gas contracts, which were partly offset by a charge related to a pension adjustment for inflation in the USA of $51 million. Earnings in the first quarter 2008 included a net charge of $66 million, reflecting gains from divestments of $84 million, offset by a charge of $150 million related to the mark-to-market valuation of certain UK gas contracts.
Earnings, when compared to the first quarter 2008, reflected the impact of lower oil and gas prices on revenues, lower oil production volumes, higher exploration expenses, mainly related to on going amortisation of leasehold licence costs, and non-cash pension charges, which were partly offset by lower royalty expenses.
Global liquids realisations were 54% lower than in the first quarter 2008. Global gas realisations were 15% lower than a year ago. Outside the USA, gas realisations decreased by 2% whereas in the USA gas realisations decreased by 50%.
First quarter 2009 production (excluding oil sands bitumen production) was 3,321 thousand barrels of oil equivalent per day (boe/d) compared to 3,438 thousand boe/d a year ago. Crude oil production was down 7% and natural gas production was in line with the first quarter 2008. Upstream oil and gas volumes were impacted by ongoing security challenges in Nigeria, OPEC quota restrictions and weakening industrial demand for natural gas.
Underlying production, compared to the first quarter 2008, mainly increased by some 200 thousand boe/d from new fields start-ups and the continuing ramp-up of fields started up in recent years, more than offsetting field declines.
Gas & Power
Segment earnings were $514 million compared to $948 million a year ago. Earnings in the first quarter of 2009 included a charge of $15 million related to a pension adjustment for inflation in the USA of $14 million and a charge of $1 million related to the mark-to-market valuation of certain gas contracts. Earnings in the first quarter 2008 included a charge of $11 million related to the mark-to-market valuation impact of certain gas contracts.
Earnings, when compared to the first quarter 2008, mainly reflected lower LNG earnings, reduced gas-to-liquids product prices, lower natural gas and power trading contributions and non-cash pension charges.

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LNG earnings were lower than in the same quarter last year reflecting lower LNG sales volumes and the impact of lower oil prices on LNG revenues. In addition, lower dividends were received from an LNG venture due to payment timing differences. These were partly offset by higher income from LNG cargo diversion opportunities and the benefit of recent sales contract renegotiations.
LNG sales volumes of 3.06 million tonnes were 13% lower than in the same quarter a year ago. Compared to the first quarter 2008, volumes increased following the start-up of Train 5 at the North West Shelf project and the start-up of the Sakhalin II LNG production. This growth was more than offset by lower volumes from Nigeria LNG due to natural gas supply disruptions. Excluding the impacts from the security situation in Nigeria, LNG sales volumes were broadly similar compared to the same quarter last year.
Natural gas and power marketing and trading earnings were lower than in the same quarter a year ago, reflecting increased contributions from Europe, which were more than offset by reduced earnings in North America.
Oil Sands
Segment earnings were a loss of $42 million compared to earnings of $249 million in the same quarter last year, reflecting the impact of lower oil prices on revenues, higher operating costs, higher royalty expenses and non-cash pension charges, which were partly offset by higher underlying production volumes.
Bitumen production compared to the same quarter last year decreased by 11%. Bitumen production, excluding the one-off effect of the royalty revision in the first quarter 2008, resulted in an increase of the underlying production of 4%. Upgrader availability was 96% compared to 94% in the same quarter last year.
Oil Products
Segment earnings were $1,396 million, compared to $2,367 million for the same period last year. Earnings in the first quarter of 2009 included a charge of $136 million, reflecting a pension adjustment for inflation in the USA of $80 million and tax charges of $56 million.
In the first quarter earnings benefited primarily from increasing crude prices on inventory by $304 million compared to a benefit of $1,173 million in the first quarter of 2008. After taking into account the impact of increasing crude prices on inventory, earnings were $1,092 million compared to $1,194 million in the first quarter 2008, reflecting increased marketing earnings, lower refining earnings and non-cash pension charges.
Marketing earnings compared to the same period a year ago reflected lower oil products marketing sales volumes, as a consequence of a worldwide decline in demand, and lower retail and lubricants earnings, which were more than offset by higher trading and B2B contributions.
Oil products (marketing and trading) sales volumes decreased by 12% compared to the same quarter last year mainly as a result of reduced global demand. Marketing sales volumes were 6% lower than in the first quarter 2008. Excluding the impact of divestments, marketing sales volumes decreased by 3%.
Refining earnings compared to the first quarter 2008 reflected lower realised refining margins and lower refinery intake volumes, which were partly offset by lower operating costs.

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Unaudited Condensed Interim Financial Report	3

Industry refining margins compared to the same quarter a year ago were higher in the Asia-Pacific region and the US West Coast and lower in Europe and the US Gulf Coast.
Refining intake volumes decreased by 15% compared to the same quarter last year. Excluding the impact of divestments, intake volumes decreased by 7% mainly as a result of weaker market conditions. Refinery availability was in line with the first quarter of 2008 at 92%.
Chemicals
Segment losses were $182 million compared to earnings of $348 million for the same period last year. The loss included a charge of $19 million reflecting a pension adjustment for inflation in the USA.
Earnings were impacted by the effect of decreasing feedstock prices on inventory of $108 million compared to a benefit of $ 147 million in the first quarter of 2008. After taking into account the impact of change in feedstock prices, losses were $74 million compared to earnings of $201 million in the same quarter last year, reflecting lower sales volumes, lower realised margins, lower income from equity-accounted investments and higher operating costs primarily due to non-cash pension charges.
Sales volumes decreased by 21% compared to the first quarter 2008, mainly as a result of reduced global demand.
Chemicals manufacturing plant availability was 92%, 3% lower than in the first quarter 2008. The reduced global demand for chemicals products has significantly impacted the chemicals manufacturing plant utilisation rate, which dropped to 64% from 86% in the first quarter 2008.
Corporate
Segment earnings were $133 million compared to $146 million for the same period last year. Earnings included a gain of $162 million related to tax credits. Currency exchange losses in the first quarter 2009 were $46 million compared to losses of $62 million in the first quarter 2008.
Earnings, when compared to the first quarter 2008, reflected lower interest income and higher shareholder and other costs, which were partly offset by increased tax credits and reduced currency exchange rate losses.
PORTFOLIO DEVELOPMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2009
Exploration & Production
In Russia, the Sakhalin II project (Shell share 27.5%) delivered first gas production from the Lunskoye A platform and also commenced LNG exports. The Sakhalin II project is expected to deliver 395 thousand boe/d of peak production (100% basis) after full ramp-up.
In the USA, the final investment decision (FID) was taken on the Caesar Tonga project (Shell share 22.4%), with estimated peak production of 40 thousand boe/d (100% basis).
Also in the USA, Shell was the apparent highest bidder on 39 of 54 blocks in Lease Sale 208 in the Gulf of Mexico.
In Guyana, Shell acquired a 25% interest in the Stabroek exploration license covering an area of some 47 thousand km2.
In Abu Dhabi, Shell signed an agreement with Abu Dhabi National Oil Company (ADNOC) to extend the GASCO Joint Venture for a further twenty years. GASCO’s operations are mainly focused on gas processing and natural gas liquid (NGL) extraction.

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Unaudited Condensed Interim Financial Report	4

Gas & Power
In Russia, following the start-up of LNG production, the first LNG cargo was lifted from the Sakhalin II project (Shell share 27.5%), which will have an LNG capacity of 9.6 million tonnes per annum (100% basis) after full ramp-up.
LIQUIDITY AND CAPITAL RESOURCES
Cash flow provided by operating activities in the three-month period to March 31, 2009 was $7.6 billion compared to $16.9 billion a year ago.
Capital investment for the three months ended March 31, 2009 was $7.1 billion of which $5.2 billion was invested in the Exploration & Production and Gas & Power segments. Capital investment in the same period of 2008 was $8.1 billion of which $6.4 billion was invested in the Exploration & Production and Gas & Power segments.
Gross proceeds from divestments in the three-month period to March 31, 2009 were $0.2 billion compared to $0.5 billion a year ago.
Dividends of $0.42 per share were declared on April 29, 2009 in respect of the first quarter. These dividends are payable on June 10, 2009. In the case of the Class B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report on Form 20-F for the year ended December 31, 2008 for additional information on the dividend access mechanism.
During the first quarter of 2009, Shell issued $6.4 billion of new debt with maturity periods ranging from 2012 through 2016. All debt was issued by Shell International Finance B.V. and guaranteed by Royal Dutch shell plc.
RECENT DEVELOPMENTS
On April 17, 2009, the United States Court of Appeals for the District of Columbia Circuit issued a decision in a lawsuit brought by an environmental group against the United States Department of the Interior (DOI) challenging the DOI's approval of offshore oil and gas leasing under the Outer Continental Shelf Lands Act for the period 2007-2012. The Court intends to vacate and remand the five-year leasing program to DOI for reconsideration. DOI may request the Court's reconsideration, may appeal the Court's decision, or may accept the decision as issued. We are evaluating, what, if any, impact this proceeding may have on leases we acquired under the leasing program.

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Unaudited Condensed Interim Financial Report	5

Royal Dutch Shell plc
Three month period ended March 31, 2009
Unaudited Condensed Consolidated Interim Financial Statements

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Unaudited Condensed Interim Financial Report	6

Condensed Consolidated Statement of Income

	$ million
	Three months ended March 31,
	2009	2008
Revenue[A]	58,222	114,302
Cost of sales	49,245	96,780

Gross profit	8,977	17,522
Selling, distribution and administrative expenses	3,693	3,969
Exploration	496	325
Share of profit of equity-accounted investments	928	2,425
Net finance costs and other (income)/expense	(18)	(53)

Income before taxation	5,734	15,706
Taxation	2,218	6,505

Income for the period	3,516	9,201

Income attributable to minority interest	28	118

Income attributable to Royal Dutch Shell plc shareholders	3,488	9,083

Basic earnings per share (see Note 3)	0.57	1.47
Diluted earnings per share (see Note 3)	0.57	1.46
[A] Revenue is stated after deducting sales taxes, excise duties and similar levies of $17,555 in the first quarter 2009 and $22,920 in the first quarter 2008.
Condensed Consolidated Statement of Comprehensive Income

	$ million
	Three months ended March 31,
	2009	2008
Income for the period	3,516	9,201
Other comprehensive income, net of tax:
Currency translation differences	(2,289)	1,698
Unrealised gains/(losses) on securities	148	(106)
Unrealised gains/(losses) on cash flow hedges	(15)	29

Other comprehensive income	(2,156)	1,621

Comprehensive income	1,360	10,822

Comprehensive income attributable to minority interest	56	(83)

Comprehensive income attributable to Royal Dutch Shell plc shareholders	1,416	10,739
The Notes on pages 11 to 12 are an integral part of these Condensed Consolidated Interim Financial Statements.

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Unaudited Condensed Interim Financial Report	7

Condensed Consolidated Balance Sheet

		$ million
	March 31, 2009	Dec 31, 2008

ASSETS
Non-current assets
Intangible assets	4,961	5,021
Property, plant and equipment	113,255	112,038
Investments:
equity-accounted investments	28,516	28,327
financial assets	4,092	4,065
Deferred tax	3,464	3,418
Pre-paid pension costs	5,575	6,198
Other	6,976	6,764

	166,839	165,831
Current assets
Inventories	21,404	19,342
Accounts receivable	77,116	82,040
Cash and cash equivalents	15,961	15,188

	114,481	116,570

Total assets	281,320	282,401

LIABILITIES
Non current liabilities
Debt	18,341	13,772
Deferred tax	12,778	12,518
Retirement benefit obligations	5,463	5,469
Other provisions	12,444	12,570
Other	3,642	3,677

	52,668	48,006
Current liabilities
Debt	6,693	9,497
Accounts payable and accrued liabilities	81,554	85,091
Taxes payable	9,849	8,107
Retirement benefit obligations	386	383
Other provisions	2,229	2,451

	100,711	105,529

Total liabilities	153,379	153,535

EQUITY
Equity attributable to Royal Dutch Shell plc shareholders	126,434	127,285
Minority interest	1,507	1,581

Total equity	127,941	128,866

Total liabilities and equity	281,320	282,401

The Notes on pages 11 to 12 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	8

Condensed Consolidated Statement of Changes in Equity

							$ million
	Equity attributable to Royal Dutch Shell plc shareholders

	Ordinary	Treasury	Other	Retained		Minority
	share capital	shares	reserves[A]	earnings	Total	interest	Total equity
At January 1, 2009	527	(1,867)	3,178	125,447	127,285	1,581	128,866

Comprehensive income	—	—	(2,072)	3,488	1,416	(56)	1,360
Capital contributions from minority shareholders and other changes in minority interest	—	—	—	—	—	12	12
Dividends paid	—	—	—	(2,405)	(2,405)	(30)	(2,435)
Treasury shares: net sales/(purchases) and dividends received	—	136	—	—	136	—	136
Repurchases of shares	—	—	—	—	—	—	--
Share-based compensation	—	—	(57)	59	2	—	2

At March 31, 2009	527	(1,731)	1,049	126,589	126,434	1,507	127,941

At January 1, 2008	536	(2,392)	14,148	111,668	123,960	2,008	125,968

Comprehensive income	—	—	1,656	9,083	10,739	83	10,822
Capital contributions from minority shareholders and other changes in minority interest	—	—	—	—	—	(7)	(7)
Dividends paid	—	—	—	(2,329)	(2,329)	(51)	(2,380)
Treasury shares: net sales/(purchases) and dividends received	—	200	—	—	200	—	200
Repurchases of shares	(2)	—	2	(1,327)	(1,327)		(1,327)
Share-based compensation	—	—	(113)	—	(113)	—	(113)
At March 31, 2008	534	(2,192)	15,693	117,095	131,130	2,033	133,163
[A] See Note 2.
The Notes on pages 11 to 12 are an integral part of these Condensed Consolidated Interim Financial Statements.

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Unaudited Condensed Interim Financial Report	9

Condensed Consolidated Statement of Cash Flows

		$ million
	Three months ended March 31,
	2009	2008

Cash flow from operating activities:
Income for the period	3,516	9,201
Adjustment for:
Current taxation	1,844	6,405
Interest (income)/expense	330	178
Depreciation, depletion and amortisation	3,090	3,146
(Gains)/losses on sale of assets	(147)	(281)
Decrease/(increase) in net working capital	(365)	2,784
Share of profit of equity-accounted investments	(928)	(2,425)
Dividends received from equity-accounted investments	977	1,752
Deferred taxation and other provisions	365	322
Other	141	94

Net cash from operating activities (pre-tax)	8,823	21,176
Taxation paid	(1,264)	(4,314)

Net cash from operating activities	7,559	16,862

Cash flow from investing activities:
Capital expenditure	(5,985)	(7,429)
Investments in equity-accounted investments	(436)	(616)
Proceeds from sale of assets	204	445
Proceeds from sale of equity-accounted investments	17	61
Proceeds from sale of/(additions to) financial assets	6	10
Interest received	101	285

Net cash used in investing activities	(6,093)	(7,244)

Cash flow from financing activities:
Net increase/(decrease) in debt with maturity period within three months	(3,588)	(863)
Other debt:
New borrowings	6,884	185
Repayments	(1,386)	(664)
Interest paid	(262)	(298)
Change in minority interest	12	(7)
Dividends paid to:
Royal Dutch Shell plc shareholders	(2,405)	(2,329)
Minority interest	(30)	(51)
Repurchases of shares	—	(1,073)
Treasury shares: net sales/(purchases) and dividends received	136	200

Net cash used in financing activities	(639)	(4,900)

Currency translation differences relating to cash and cash equivalents	(54)	43

Increase in cash and cash equivalents	773	4,761
Cash and cash equivalents at January 1	15,188	9,656

Cash and cash equivalents at March 31	15,961	14,417

The Notes on pages 11 to 12 are an integral part of these Condensed Consolidated Interim Financial Statements.

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Unaudited Condensed Interim Financial Report	10

Notes to the Condensed Consolidated Interim Financial Statements
1. Basis of preparation
These Condensed Consolidated Interim Financial Statements of Royal Dutch Shell plc and its subsidiaries (collectively known as “Shell” or the “Shell group”) are prepared on the same basis as, and should be read in conjunction with, the Annual Report on Form 20-F for the year ended December 31, 2008 (pages 118 to 122) as filed with the Securities and Exchange Commission, except for the adoption of revised IAS 1 “Presentation of Financial Statements” with effect from January 1, 2009. Revised IAS 1 requires the presentation of a statement of comprehensive income and minor changes to the statement of changes in equity; there is no impact on Shell’s reported income or equity.
The three-month period ended March 31, 2009 Condensed Consolidated Interim Financial Statements of Royal Dutch Shell plc and its subsidiaries have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”.
These Condensed Consolidated Interim Financial Statements are unaudited; however, in the opinion of Shell, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods.
2. Other reserves

						$ million
					Accumulated
		Capital			other
	Merger	redemption	Share premium	Share plan	comprehensive
	reserve[A]	reserve	reserve	reserve	income	Total

At January 1, 2009	3,444	57	154	1,192	1,669	3,178

Other comprehensive income attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(2,072)	(2,072)
Repurchases of shares	—	—	—	—	—	—
Share-based compensation	—	—	—	(57)	—	(57)
At March 31, 2009	3,444	57	154	1,135	(3,741)	1,049

At January 1, 2008	3,444	48	154	1,122	9,380	14,148

Other comprehensive income attributable to Royal Dutch Shell plc shareholders	—	—	—	—	1,656	1,656
Repurchases of shares	—	2	—	—	—	2
Share-based compensation	—	—	—	(113)	—	(113)
At March 31, 2008	3,444	50	154	1,009	11,036	15,693

[A] The merger reserve was established in 2005, when Royal Dutch Shell plc (“Royal Dutch Shell”) became the single parent company of Royal Dutch Petroleum Company (“Royal Dutch”) and of The Shell Transport and Trading Company Limited (previously known as The “Shell” Transport and Trading Company, p.l.c.) (“Shell Transport”) the two former public parent companies of the Group. It relates primarily to the difference between the nominal value of Royal Dutch Shell shares issued and the nominal value of Royal Dutch and Shell Transport shares received.
3. Earnings per share

	Income attributable to
	Royal Dutch Shell plc	Basic weighted average	Diluted weighted
	shareholders	number of Class A and	average number of
Three months ended March 31,	$ million	B shares	Class A and B shares

2009	3,488	6,121,604,445	6,124,490,679
2008	9,083	6,195,530,313	6,211,424,319

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4. Information by business segment
Three months ended March 31, 2009

								$ million
	Exploration &
	Production	Gas & Power	Oil Sands	Oil Products	Chemicals	Corporate	Eliminations	Total

Revenue
Third party	2,934	5,442	5	45,281	4,532	28		58,222
Inter-segment	6,150	147	373	353	599	—	(7,622)	—

Total	9,084	5,589	378	45,634	5,131	28	(7,622)	58,222

Segment earnings	1,697	514	(42)	1,396	(182)	133		3,516
Three months ended March 31, 2008

	Exploration &
	Production	Gas & Power	Oil Sands	Oil Products	Chemicals	Corporate	Eliminations	Total

Revenue
Third party	4,878	6,226	507	90,579	12,100	12		114,302
Inter-segment	10,902	320	616	1,030	1,503		(14,371)	—

Total	15,780	6,546	1,123	91,609	13,603	12	(14,371)	114,302

Segment earnings	5,143	948	249	2,367	348	146		9,201
5. Ordinary share capital

		$ million
	March 31, 2009	Dec 31, 2008

Issued and fully paid
Class A ordinary shares	300	300
Class B ordinary shares	227	227
Sterling deferred	[A]	[A]

	527	527

[A] Less than $1 million

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Unaudited Condensed Interim Financial Report	12

Appendix
Ratio of earnings to fixed charges
The following table sets out, on an IFRS basis for the years ended December 31, 2005, 2006, 2007 and 2008 and the three months ended March 31, 2009, the consolidated unaudited ratio of earnings to fixed charges of Royal Dutch Shell. The comparative annual information is derived from the consolidated financial statements of Royal Dutch Shell contained in the Annual Report on Form 20-F for the year ended December 31, 2008

	Three months ended
	March 31,	Years ending December 31,
	2009	2008	2007	2006	2005

Pre-tax income from continuing operations before income from equity-accounted investments	4,806	43,374	42,342	37,957	37,444
Total fixed charges	623	2,689	2,380	2,258	1,958
Distributed income from equity-accounted investments	977	9,325	6,955	5,488	6,709
Less: interest capitalised	247	870	667	564	427
Less: preference security dividend requirements of consolidated subsidiaries	—	—	—	—	7

Total earnings	6,159	54,518	51,010	45,139	45,677

Interest expensed and capitalised	431	2,051	1,775	1,713	1,494
Interest within rental expense	192	638	605	545	457
Less: preference security dividend requirements of consolidated subsidiaries	—	—	—	—	7

Total fixed charges	623	2,689	2,380	2,258	1,958

Ratio earnings/fixed charges	9.89	20.27	21.43	19.99	23.33

For the purposes of this table, “earnings” consists of pre-tax income from continuing operations before adjustment for minority interest and income from equity-accounted investments plus fixed charges (excluding capitalised interest) less undistributed earnings of equity-accounted investments, plus distributed income from equity-accounted investments. “Fixed charges” consist of expensed and capitalised interest plus interest within rental expenses plus preference security dividend requirements of subsidiaries.
Capitalisation and indebtedness
The following table set out, on an IFRS basis, the unaudited consolidated combined capitalisation and indebtedness of Royal Dutch Shell as of March 31, 2009. This information is derived from these Condensed Consolidated Interim Financial Statements.

$ million
March 31, 2009
Equity attributable to Royal Dutch Shell plc shareholders	126,434

Current debt	6,693
Non-current debt[A]	15,869

Total debt[B]	22,562

Total capitalisation	148,996

[A]	Non-current debt excludes $2.5 billion of certain tolling commitments.
[B]	As of March 31, 2009 Shell had outstanding guarantees of $3.7 billion, of which $2.6 billion related to debt of equity-accounted investments. $20.4 billion of the finance debt of Shell was unsecured. A total of $4.6 billion outstanding debt of subsidiairies is secured.

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